

August 11, 2010

By U.S. Mail and facsimile to 713-336-0855

Mrs. Jill R. Marlatt
Controller
Gateway Energy Corporation
1415 Louisiana Street
Suite 4100
Houston, TX 77002-7471

      Re: **Gateway Energy Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 24, 2010
               File No. 0-06404

Dear Mrs. Marlatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Results of Operations, page 10

1.   Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the decrease in operating margin for your onshore operations from fiscal year 2009 to 2008 was caused by decreased throughput volumes on the Company's Madisonville pipeline system and lower sales volumes on the Waxahachie distribution system. While this information is beneficial to the reader, you do not explain why the throughput volumes decreased. A discussion of the relevant factors and trends that led to this decrease would be beneficial to the reader. In particular, your MD&A should include descriptions and amounts of:

   •   Matters that are expected to have a material impact on future operations but that have not had an impact in the past;

   •   Matters that have had a material impact on reported operations but are not expected to have an impact upon future operations, and;

   •   Matters that have had a material impact on past operating results and involve prospective effects.

2.   We note you disclose operating margin on a consolidated and segment basis. Your current disclosure of operating margin on a consolidated basis is a Non-GAAP measure. Please revise to provide all of the disclosures as required by Item 10(e) of Regulation S-K. For further information, please refer to Question 104.04 of our Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, which can be located at: http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Operations Support and Other Income (Expenses), page 12

3.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, you disclose several reasons for the change in general and administrative expenses. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. Whenever possible, please quantify all line item changes with more than one business reason. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

4.   Tell us and disclose what comprised other income (expense) for the years ended December 31, 2009, and 2008.

Liquidity and Capital Resources, page 13

5.   Please revise your disclosures to further explain the various reasons for the significant decrease in cash flows from operating activities.

Item 9A(T). Controls and Procedures, page 18

6.   You state that your management including your Chief Executive Officer and Chief Financial Officer evaluated your disclosure controls and procedures. However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective to enable you to record, process, summarize and report information required to be included in the reports that you file or submit under the Exchange Act with the time period required. Please also state whether these same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Consolidated Balance Sheets, page F-3

7.   Tell us and disclose the nature of the restricted cash balance of $900,000 as of December 31, 2009.

8.   Please tell us and disclose the allowance for doubtful accounts recorded against your trade accounts receivable balances for the years ended December 31, 2009, and 2008.

9.   We note you impaired your net profits production interest in the Madisonville Field. Please summarize for us and disclose how you calculated the amount of the impairment. Cite for us the GAAP literature used to calculate the impairment. Further, explain to us how you concluded the current amount recorded on balance sheet of $701,482 is recoverable.

10.   Tell us where you recorded the $77,942 impairment in your consolidated statements of operations. We may have further comment.

Consolidated Statements of Operations, page F-4

11.   We note you recorded a $318,180 gain in fiscal 2009 on disposal of assets. We
        also read your disclosure on page F-21 that the consideration received with regard
        to the dispositions was payable in installments. In this regard, explain to us how
        you concluded recording a gain upfront on disposal was appropriate under GAAP.
        Refer to SAB Topic 5E. Further, we note there is an outstanding note receivable
        balance as of March 31, 2010 of $149,314 apparently related to the disposal.

(2) Summary of Significant Accounting Policies, page F-7

Goodwill and Other Intangibles, page F-8

12.   Please revise your intangible asset disclosures to comply with the requirements of
        FASB ASC 350-30-50. Further, we note you recorded an impairment of $52,066
        related to your intangible assets. Please revise your impairment disclosures to
        comply with the requirements of FASB ASC 350-20-50-2. Lastly, tell us and
        disclose, if material, the amount of goodwill recorded as of December 31, 2009.

(3) Business Combination, page F-14
Acquisition of Madisonville Field Net Profit Interests, page F-14

13.   Tell us and disclose the nature of the 9.1% net profit interests of the Madisonville
        Field you acquired on December 22, 2008. Also, tell us and disclose how you
        account for the investments in the financial statements.

Stock-Based Compensation, page F-9

14.   We note you granted restricted shares in 2009 to the Board of Directors. Please
        tell us and disclose how you are recognizing compensation expense for these
        restricted shares. See FASB ASC 718-10-25-2.

(8) Change in Estimate, page F-18

15.   Explain to us in detail how you reasonably concluded the 2008 increase of
        $1,897,754 to your asset retirement obligation was a change in estimate. In this
        regard, we note your beginning asset retirement balance of $394,640 and the
        significant increase resulting from the change in estimate as disclosed on page F-
        8. Tell us in further detail how the change in assumptions you discuss led to such
        a significant increase in the asset retirement obligation.

<u>(13) Subsequent Events, page F-22</u>

16.   We note you acquired the Hickory Creek Gathering System from Hickory Creek
        Gathering L.P. and Range Texas Production, LLC on January 10, 2010 for a cash
        purchase price of $3.9 million, adjusted to reflect a transaction <u>effective date of
        November 1, 2009</u>. Please clarify for us and in your disclosures the acquisition
        date and when you began consolidating this entity. Support your accounting with
        relevant accounting literature. We may have further comment.

<u>Form 10-Q for the quarter ended March 31, 2010</u>

<u>(3) Business Combinations, page 10</u>

17.   Notwithstanding the above comment, we note the Hickory Creek Gathering
        System acquisition was significant to your Company. In this regard, please revise
        to comply with all of the disclosure requirements set forth in FASB ASC 805-10-
        50.

18.   We read your statement, "[b]ased on the measurement of fair values for the
        identifiable tangible and intangible assets acquired, we assigned $2,503,195 to
        "Property, plant, and equipment" and $1,234,510 to "Intangible assets"
        (representing customer relationships) of the total consideration of $3,737,705
        paid." Please tell us and disclose how you determined the fair value of the assets
        acquired. Also, tell us and disclose the amortization period for your acquired
        customer relationships.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief